AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON January 29, 2009

REGISTRATION NO. 333-148579

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ARISE TECHNOLOGIES INC.

(Name of issuer in its charter)

NEVADA	3674	22-3971679
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

ARISE TECHNOLOGIES INC.
2F No. 285 Sec. 2, Tiding Blvd.
Neihu District, Taipei City, Taiwan, R.O.C.
(989) 509-5998

(Address and telephone number of principal executive offices)

COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR SERVICE, SHOULD BE SENT TO:

SHIH LIANG
PRESIDENT, CHIEF EXECUTIVE OFFICER
AND DIRECTOR
2F No. 285 Sec. 2, Tiding Blvd.
Neihu District, Taipei City, Taiwan, R.O.C.
(989) 509-5998

Incorp Services, Inc.
3155 East Patrick Lane, Suite 1
Las Vegas, Nevada 89120-3481
(Name, address and telephone number of agent for service)

With Copies to:

STEPHEN J. CZARNIK, ESQ.
COHEN & CZARNIK LLP
17 STATE STREET
39th FLOOR
NEW YORK, NEW YORK 10004
(212) 232-8323

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: | |

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Dollar Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $0.0001 par value per share	$20,000,000	$1.00	$20,000,000	$786.00

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED January 29, 2009

PROSPECTUS

20,000,000 SHARES

ARISE TECHNOLOGIES INC.

COMMON STOCK

Arise Technologies Inc. is offering on a best-effort basis a total of 20,000,000 shares of our common stock at a price of $1.00 per share. The shares are intended to be sold directly through the efforts of our officers and directors. There is no minimum number of shares that the Company must sell in order to receive any subscription. The Company may receive little or no funds from this offering. The Company is not engaging underwriters for this offering. For more information, see "Plan of Distribution" on page 9.

On January 2, 2009, there were 19,000,000 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding.

As of January 2, 2009, there were approximately 26 holders of record of the Company's common stock as determined from the Company's transfer agent's list. Such list does not include beneficial owners of securities whose shares are held in the names of various dealers and clearing agencies.

The Company will bear all expenses in connection with the registration and sales of the shares of common stock.

Investing in Our common stock involves risks.

See "Risk Factors" Beginning on page 6.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or has determined if this prospectus is truthful or complete any representation to the contrary is a criminal offense.

We have retained no underwriters in connection with this offering.

The date of this prospectus is January 29, 2009.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This Summary highlights selected information contained elsewhere in this prospectus. This Summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the Financial Statements, before making a decision to invest in our common stock.

OUR COMPANY

Arise Technologies Inc. (the "Corporation") was incorporated on March 7, 2007 in Nevada. On the same day, the Corporation entered into a share exchange agreement with Arise Technologies Co., Ltd., located in Taipei, Taiwan. On March 31, 2008, the Corporation established Aglow Communications Corp. Ltd. in Hong Kong.

Arise Technologies Co., Ltd. initially developed and designed peripheral integrated circuits ("IC") for single chip mobile solutions and then pursued the development of mobile applications utilizing this single chip IC in the mobile entertainment market. In the mobile phone industry, the single chip IC (which integrates radio frequency ("RF"), baseband and power management in Complementary Metal Oxide Semiconductor ("CMOS") technology) has been a growing trend since 2006. Management believes this single chip IC will dramatically drop the major IC cost in the mobile phone market which will cause the demand of a low cost mobile device to increase within the markets of China, India and Latin America, as well as others.

Aglow Communications Corp. Ltd is a 100% owned subsidiary of Arise Technologies, Inc. Incorporated in Hong Kong on March 31, 2008, Aglow provides printed circuit board assembly (PCBA) to customers who supply their own case design and LCDs. Aglow will support production control as Arise mobile manufacturers are outsourcing to China's Electronic Manufacturing Services (EMS) companies. Aglow will provide the field application service if a customer has a technical issue that needs to be solved.

Arise Technologies, Inc. will be able to offer the following advantages to customers:

- Cost competition for middle end and high end mobile solutions
- Timely support for customers since the Company can handle local service
- Can join with local EMS manufacturing capabilities to provide timely delivery to customers
- Provide quick, vertical integration such as purchases from local key component providers to make sure there are no shortages in the supply chain
- The Company is close to a major market so the Company can have "first-hand" market trend information to provide future products based on customer requirements.

We incurred net losses in the years ended December 31, 2007 and 2006 of $(145,375) and $(81,583) respectively as well as a net loss of $(548,637) for the nine months ended September 30, 2008, as we continued to implement our growth plans. The following table summarizes these results:

	Year Ended December 31, 2006	Year Ended December 31, 2007	Nine Months Ended September 30, 2008
Revenues	$ 0	$ 71,087	$ --
Operating Expenses	$ 81,615	$ 211,394	$ 476,764
Net Income (Loss)	$ (81,583)	$ (145,375)	$ (548,637)
Net Loss Per Common Share, Basic and Diluted	$ (0.16)	$ (0.01)	$ (0.03)

	December 31, 2006	December 31, 2007	September 30, 2008
Working Capital Gain (Deficiency)	$ 37,342	$ 701,743	$ (42,573)
Total Assets	$ 40,790	$1,007,530	$ 730,765
Total Stockholders' (Deficiency) Equity	$ 40,606	$ 831,273	$ 487,083
Accumulated Deficit	$ (113,307)	$(258,682)	$(807,319)

CORPORATE INFORMATION

We are a Nevada Corporation, established on March 7, 2007. Our principal executive offices are located at 2F No. 285 Sec. 2, Tiding Blvd., Neihu District, Taipei City, Taiwan, R.O.C., our telephone number is (989) 509-5998. The information contained on our website at www.arisetek.com is not part of this prospectus.

THE OFFERING

The Company is registering for sale 20,000,000 shares of its common stock.

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Price per share offered.................................   $1.00

Securities offered......................................   20,000,000 shares

Common stock outstanding before the offering.............   19,000,000 shares

Common stock to be outstanding after the offering........   39,000,000 shares
```

RISK FACTORS

An Investment in our common stock involves risks. You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks actually occur, our business could be materially harmed.

RISKS RELATED TO OUR BUSINESS

We have a limited operating history. There is no assurance that the Company will be profitable in the future.

The Company was incorporated in March 7, 2007. Our business is difficult to evaluate because we have a limited operating history. In considering whether to invest in the Company's common stock, you should consider that there is limited historical financial and operating information available on which to base your evaluation of our performance. We expect losses to continue into the future and do not expect positive cash flow from operations in the near term and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

We have a history of operating losses. There is no assurance that we will be profitable in the future.

The Company incurred a net loss of $(145,375) and $(81,583) for the years ended December 31, 2007 and December 31, 2006, respectively and for the nine months ended September 30, 2008, we had a net loss of $(548,637) and an accumulated deficit of $(807,319). These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of liabilities that may be necessary should the Company be unable to continue as a going concern. We cannot be sure that we will achieve profitability in fiscal 2008 or thereafter. Continuing losses may exhaust our capital resources and force us to discontinue operations.

We are substantially dependent upon the success and market acceptance of single chip technology. The failure of the single chip market to develop as we anticipate would adversely affect our business.

The Company's success is largely dependent on increased market acceptance of single chip technology. Potential customers for this technology may be reluctant to adopt the design as an alternative to more traditional two or three chip technologies that are available in the market. If acceptance of single chip technology does not continue to grow, then the Company's revenues may be significantly reduced.

If we are unable to develop new products, our competitors may develop and market products with better features that may reduce demand for our potential products.

The peripheral IC market is rapidly evolving. The Company's failure to respond effectively to changes in technology, customer requirements or industry standards could render its products less competitive or obsolete. The Company may not be able to introduce any new products or any enhancements to its existing products on a timely basis, or at all. In addition, the introduction by the Company of any new products could adversely affect the sales of certain of its existing products. If the Company's competitors develop new, innovative technology that are superior to the Company's products or if the Company fails to accurately anticipate market trends and respond on a timely basis with its own innovations, the Company may not achieve sufficient growth in its revenues to attain profitability.

Product defects could cause the Company to incur significant product liability, warranty, repair and support costs and damage its reputation which would have a material adverse effect on its business.

Although the Company rigorously tests its products, defects may be discovered in future or existing products. These defects could cause the Company to incur significant warranty, support and repair costs and divert the attention of its research and development personnel. It could also significantly damage the Company's reputation and relationship with its distributors and customers which would adversely affect its business. In addition, such defects could result in personal injury or financial or other damages to customers who may seek damages with respect to such losses. A product liability claim against the Company, even if unsuccessful, would likely be time consuming and costly to defend.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do.

Many of the Company's competitors have far greater name recognition and greater financial, technological and marketing resources than the Company. This may allow them to respond more quickly to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources to the research, development, promotion, sale and support of their products than the Company. In addition, the Company also faces competition from a number of smaller manufacturers that have developed similar products. The relatively low barriers to entry into the "no brand" mobile industry permits new competitors to enter the industry easily. If the Company is unable to compete successfully in this highly competitive market, its future prospects of success may be harmed.

The loss of our senior management and failure to attract and retain qualified personnel in a competitive labor market could limit our ability to execute our growth strategy, resulting in a slower rate of growth.

We depend on the continued service of our senior management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could limit our ability to execute our growth strategy resulting in a slower rate of growth.

Economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors.

A demand for payment of outstanding loans would have a material adverse effect on the Company.

Mr. Shih Liang, President, CEO and Director of the Company, has extended approximately $86,940 in loans to the Company and Ms. Chieh-Hsi Lin, CFO, Treasurer, secretary and director of the Company has extended approximately $114,739 in loans to the Company. Both are non-interest bearing loans and unsecured. There is no specific due date assigned to this obligation. The repayment of such will be determined with the best interest of the Company in mind, which is dependent upon profits generated. A demand of payment of the loans by Mr. Shih Liang and/or Ms. Chieh-Hsi Lin would have a material adverse effect on the Company. Please refer to exhibits 10.7 and 10.8 for Loan Statements between Mr. Liang and Ms. Lin with Arise Technologies Co., Ltd.

The Company may experience Potential Losses Due to Foreign Currency Exchange Risks

The Company's functional currency and its reporting currency is U.S. dollars. However, the Company does incur some expenses in Taiwanese and other foreign currencies, and sells products to customers in foreign countries and bills those customers in local currencies at predetermined exchange rates. As the Company's business expands, the Company anticipates that it may increasingly incur expenses and bill and receive payments in local currencies at prevailing exchange rates in some countries. As a result, the Company is exposed and will continue to be exposed to foreign currency exchange risk due to fluctuations in the exchange rates between the US Dollar and foreign currencies. The Company does not currently engage in hedging activities for any foreign currencies. There can be no assurance that the Company will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the U.S. dollar and the foreign currencies in which we incur expenses.

Risks related to this offering.

We may need additional funds in the future. We may be unable to obtain additional funds or if we obtain financing it may not be on terms favorable to us. You may lose your entire investment.

Based on our current plans, we believe our existing cash and cash equivalents along with cash generated from operations will be sufficient to fund our operating expenses and capital requirements through December 2009, although there is no assurance of this result, we may need funds in the future. We expect to have small production from February 2009.

If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. If we are unable to obtain additional funds on terms favorable to us, we may be required to cease or reduce our operating activities.

Investors will incur an immediate dilution from the public offering price.

Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $1.00 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $0.0010 per share.

You may experience difficulty in trading our common stock because there is not now and may never be a public market for our common stock, investors may have difficulty in reselling their shares.

Prior to this offering, there has been no public market for the common stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the common stock after this Offering. The market price of the shares of common stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the mobile phone and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Our common stock may be subject to "penny stock" rules which may be detrimental to investors.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.

Sales of a substantial number of shares of common stock in the public market after this offering could materially adversely affect the market price of the common stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

We do not anticipate paying any dividends.

No dividends have been paid on the common stock of the Company. The Company does not intend to pay cash dividends on its common stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available and other relevant factors.

There can be no assurance that any or all of the Shares will be sold.

This offering is being made on a "best efforts basis," and there is no minimum number of our common stock which must be sold in this offering. The Company can give no assurance that all or any of the common stock will be sold. In the event not all the common stock is sold and adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our business strategies, which may affect our overall business results of operations and financial condition and the liquidity of our shares may be severely limited.

FORWARD-LOOKING STATEMENTS

In this prospectus, we include some forward-looking statements that involve substantial risks and uncertainties and other factors which may cause our operational and financial activity and results to differ from those expressed or implied by these forward-looking statements. In many cases, you can identify these statements by forward-looking words such as "may," "expect," "anticipate," "believe," "estimate," "plan," "intend" and "continue," or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information.

You should not place undue reliance on these forward-looking statements. The sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Plan of Operations," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

USE OF PROCEEDS

We are offering up to a total of 20,000,000 shares of common stock in a direct public offering, without any involvement of underwriters or broker-dealers. The offering price is $1.00 per share. We believe that if all shares offered under this prospectus are sold, the proceeds will be sufficient to fund our operations for twelve months. Set forth below is the Company's proposed use of proceeds assuming the sale of all shares of common stock offered hereunder:

1. Working Capital. The Company plans to expand its product line, staff, facilities and equipment. Working capital will support the administration and management of the development of its ICs and the distribution thereof. $1,000,000 USD (5%) of the proceeds will be used for working capital as follows:
   - 0.6% for salary expenses.
     This is for the salary of the current 18 employees and the addition of 5 to 8 management positions following the offering. The amount to be used for this purpose is $120,000.
   - 3% for operating Expenses.
     The amount to be used for this purpose is USD$600,000.
   - 0.6% for service Charge.
     This is for professional fees of attorneys and accountants. The amount to be used for this purpose is $120,000.

- 0.8% for equipment.
  The amount to be used for this purpose is $160,000.

2. Purchasing Manufacturing Facilities and Testing Equipment.
   The company plans to purchase 10 sets of test equipment, of which each set costs $200,000. Therefore, the equipment amounts to $2,000,000, 10% of the proceeds from this offering.

3. Research & Development for New Product. The Company anticipates expanding its research and development staff to enhance its sales and market position by developing new and innovative products. $5,600,000 (28%) of the proceeds will be used in R&D as follows:
   - 15% for license fee $3,000,000.
   - 10% for R&D salaries and bonuses.
     The company plans to employ an additional 25 engineers. After that, the company will have a total of 30 engineers. The amount to be used will be $2,000,000.
   - 3% for IC design of new products $600,000.

4. Inventory. The Company anticipates expanding its inventory. The company's estimated average of two months of material capital purchases is $9,400,000. For normal operations, the Company needs to reserve the capital of a two-month period of material purchases, which is 47% of the proceeds.

5. Marketing/Advertising/Promotion. The Company anticipates expanding its marketing staff to enhance its marketing efforts. In addition, the Company anticipates continuing to exhibit its products in the leading semiconductor trade shows and increasing its advertising in leading industry publications. 3% of the proceeds $600,000will be used for marketing expenses as follows:
   - 1.6% for marketing $320,000.
   - 0.4% for advertising $80,000.
   - 1% for promotion $200,000.

6. Product Certification and Patent Filing. The Company anticipates incurring patent filing fees and certification fees as it continues to develop new and innovative products. There will be more than five product certifications each year. The amount from the offering to be used on these certifications will be $1,400,000 (7%).

DETERMINATION OF OFFERING PRICE

We arbitrarily determined the price of the shares in this offering solely for the purpose of calculating the registration fee pursuant to Rule 457 and it is not an indication of our actual value. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share of common stock immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.

As of September 30, 2008, the net tangible book value of our shares of common stock was $ 487,083 or approximately $0.0256 per share, based upon an aggregate of 19,000,000 shares of common stock outstanding. As of September 30, 2008, the Company has a net tangible gain of $487,083 or $0.0256 deficit per share.

Upon completion of this offering, if all of the shares to be offered by us are sold, the net tangible book value of the 39,000,000 shares of common stock to be outstanding will be $20,487,083, or approximately $0.525 per share. The amount of dilution shareholders in this offering will incur will be $0.475 per share. The net tangible book value of the shares held by our existing shareholders will be increased by $0.500 per share without any additional investment on their part. You will incur an immediate dilution from $1.00 per share to $0.475 per share.

After completion of this offering, if the maximum offering of 20,000,000 shares of common stock are sold, shareholders in this offering will own approximately 51.28% of the total number of shares then outstanding for which the aggregate capital contribution was $20,000,000, or $1.00 per share and the Company's existing shareholders will own approximately 48.72% of the total number of shares then outstanding.

If less than the maximum is sold, the dilution per share will increase. The range of potential dilution per share could be as little as $0.0010 to as much as $0.50, depending upon the number of shares sold.

PLAN OF DISTRIBUTION

There is no public market for our common stock. Therefore, the current and potential market for our common stock is limited and the liquidity of our shares may be severely limited. To date, we have made no effort to obtain listing or quotation of our securities on a national stock exchange or association. We have not identified or approached any broker/dealers with regard to assisting us to apply for such listing. We are unable to estimate when we expect to undertake this endeavor. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors' ability to sell their shares. The market price of the shares of common stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the semiconductor, mobile and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's common stock.

The Company is offering 20,000,000 shares of common stock, using our Chief Executive Officer, on a self-underwritten, best-efforts basis. There is no minimum amount of securities that the Company must sell in order to receive any subscriptions. The common stock will be offered at a price of $1.00 per share. This offering will commence on the date of this prospectus and will continue until the earlier of January 2010, or the date all of the shares offered are sold, or we otherwise terminate the offering.

Our officers and directors may not purchase any securities in this offering.

There can be no assurance that all, or any, of the shares will be sold. As of the date of this prospectus, we have not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent. However, if we were to enter into such arrangements, we will file a post effective amendment to disclose those arrangements because any broker/dealer participating in the offering would be acting as an underwriter and would have to be so named in the prospectus.

In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which we have complied. The purchasers in this offering and in any subsequent trading market must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available. As of the date of this prospectus, we have not identified the specific states, where the offering will be sold. We will file a pre-effective amendment indicating which state(s) the securities are to be sold pursuant to this registration statement.

The proceeds from the sale of the shares in this offering will be payable to the Company. No escrow account has been established, and all subscription funds will be paid directly to the Company.

Investors can purchase common stock in this offering by completing a Subscription Agreement (attached hereto as Exhibit 99(b)) and sending it together with payment in full to Arise Technologies Inc., 2F No. 285 Sec. 2, Tiding Blvd., Neihu District, Taipei City, Taiwan, R.O.C. All payments must be made in United States currency either by personal check, bank draft, wire transfer (Arise Technologies, Inc. Account # 86201761 Eastwest Bank), or cashiers check. There is no minimum subscription requirement. An investors' failure to pay the full subscription amount will entitle us to disregard the investors' subscription. All subscription agreements and checks are irrevocable. We reserve the right to either accept or reject any subscription. Any subscription rejected within this 30-day period will be returned to the subscriber within five business days of the rejection date. Furthermore, once a subscription agreement is accepted, it will be executed without reconfirmation to or from the subscriber. Once we accept a subscription, the subscriber cannot withdraw it.

LEGAL PROCEEDINGS

The Company is not currently a party to any material legal action.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following persons are our executive officers and directors. Directors are elected to hold offices until the next annual meeting of Shareholders and until their successors are elected or appointed and qualified. Officers are appointed by the board of directors until a successor is elected and qualified or until resignation, removal or death.

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NAME                         AGE    OFFICES HELD
----                         ---    -----------

Shih Liang                   49     Chief Executive Officer,
                                    President and Director


Chieh-Hsi Lin                43     Chief Financial Officer,
                                    Secretary, Treasurer
                                    And Director
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The business address for each of our officers and directors is 2F No. 285 Sec. 2, Tiding Blvd., Neihu District, Taipei City, Taiwan, R.O.C.

Mr. Shih Liang
Chief Executive Officer, President and Director

Prior to joining the Company in June of 2004, Mr. Liang was the Vice President of Progate Group Co., from January 2002 until March 2003, From April 2003 until May 2004, Mr. Liang was Vice President of Intellectual Property Library. He received his Bachelor's Degree in Electrical Engineering from National Taiwan Technology University and his Master's Degree in Electrical Engineering from the State University of New York at Stony Brook.

Ms. Chieh-Hsi Lin
Chief Financial Officer, Secretary, Treasurer and Director

Prior to joining the Company in 2004, Ms. Lin was the Chief Officer of Full Gospel Businessmen's Fellowship International, Taiwan Branch, from July 1993 to July 2003. From August 2003 until May 2004 Ms. Lin was Director of Taiwan's branch of the Mecnet Technology Co. She received her education at the National Taipei College of Nursing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of January 2, 2009, by:

- all persons who are beneficial owners of five percent (5%) or more of our common stock;

- each of our directors;

- each of our executive officers; and

- all current directors and executive officers as a group.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the following table is based on 19,000,000 shares of common stock outstanding as of January 2, 2009.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 2, 2009, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common Stock	Shih Liang 4F No 9 Mingde Rd. Xindian City Taipei County 231 Taiwan ROC	CEO, President and Director	2,230,000	11.74%
Common Stock	Chieh-Hsi Lin 4F No 9 Mingde Rd. Xindian City Taipei County 231 Taiwan ROC	CFO, Secretary, Treasurer and Director	2,000,000	10.53%
Common Stock	Circletex Corp.* 300 Center Ave Suite 202 Bay City, MI 48708	Shareholder	1,600,000	8.42%
Common Stock	Triad Trading Ventures* Cond Los Faroles 50 Metros Arr Desamparados, SA	Shareholder	1,000,000	5.26%
Common Stock	Eden Holding Inc.* Room 51, 5th Floor, Britannia House Jalan Cator Bandseri Begawan BS 8811, Negara Brunnei Darussalam	Shareholder	1,000,000	5.26%
Common Stock	Gideon Holding Inc.* 13F-4 No. 207 Tun-Hua North Rd. Taipei 105 Taiwan (R.O.C.)	Shareholder	1,000,000	5.26%
Common Stock	Ariseshine Technology Inc.* Room 51, 5th Floor, Britannia House Jalan Cator Bandseri Begawan BS 8811, Negara Brunnei Darussalam	Shareholder	8,000,000	42.11%

* Nitin Amersey is the principal of Circletex Corp.
* Markand Amersey, the son of Nitin Amersey, is the principal of Triad Trading Ventures
* Chuan-Chen Hu is the principal of Eden Holding Inc.
* Chih-Mi-Yu is the principal of Gideon Holdings, Inc.
* Shih Liang the CEO, President and Director of the Company and Chieh-Hsi Lin the CFO, Secretary, Treasurer and Director of the Company are principals of Ariseshine Technologies, Inc.

DESCRIPTION OF SECURITIES

COMMON STOCK

Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation.

Holders of common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available for dividends and, in the event of liquidation, to share pro-rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued by us. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our By-Laws allow for the indemnification of company officers and directors in regard to their carrying out the duties of their offices. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or other controlling persons in connection with the securities registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

ORGANIZATION WITHIN THE LAST FIVE YEARS

On March 7, 2007, the Company entered into an acquisition agreement with Arise Technologies Co., Ltd., a Taiwanese corporation, pursuant to which the shareholders of Arise Technologies Co., Ltd. [Taiwan] were issued shares of the Company in exchange for their shares of Arise Technologies Co., Ltd. [Taiwan] resulting in Arise Technologies Co., Ltd. [Taiwan] becoming a wholly owned subsidiary of the Company. Specifically, for each share of common stock outstanding of Arise Technologies Co., Ltd. [Taiwan] (19,000,000 shares of Arise Technologies Co., Ltd. [Taiwan]were issued and outstanding at such time), 19,000,000 shares of common stock of the Company were issued in exchange for each such share (the aggregate of 19,000,000 shares of common stock of the Company). As a result of the closing, Arise Technologies Co., Ltd. [Taiwan] became a wholly owned subsidiary of the Company. In addition, pursuant to the acquisition agreement, all members of the Board of Directors of the Company were designated by the agreement until their successors were elected.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No "Expert" or "Counsel" as defined by Item 509 of Regulation S-B promulgated pursuant to the Securities Act of 1933, whose services were used in the preparation of this Form S-1 was hired on a contingent basis or will receive a direct or indirect interest in Arise Technologies Inc.

DESCRIPTION OF BUSINESS

Arise Technologies Inc. initially developed and designed peripheral integrated circuits ("IC") for single chip mobile solutions and then pursued the development of mobile applications utilizing this single chip IC in the mobile entertainment market. In the mobile phone industry, the single chip IC (which integrates radio frequency ("RF"), baseband and power management in Complementary Metal Oxide Semiconductor ("CMOS") technology) has been a growing trend since 2008 , Q1 . Management believes this single chip IC will dramatically drop the major IC cost in the mobile phone market which will cause the demand of a low cost mobile device to increase within the markets of China, India and Latin America, as well as others.

INDUSTRY BACKGROUND

In the mobile phone industry, the single chip IC (integrates RF, baseband and power management in CMOS technology) is predicted to become a major trend. In management's opinion, this single chip IC will dramatically drop the major IC cost in the mobile phone market which will increase the demand for a low cost mobile device in markets such as China, India and Latin America as well as others.

Another factor that impacts mobile phone Basic Online Memory ("BOM") is flash chips. Flash chips are constructed of either NOR (developed by Intel), or NAND (developed by Toshiba) logic gates. NOR works like a computer's memory, while NAND functions like a hard disk. The Company's single chip IC utilizes NAND flash. NAND is more durable and less expensive. The cells are denser, and erasing and writing are faster. Management believes that the market for NAND flash will grow exponentially in the next few years. The cost difference between NOR and NAND is getting smaller and NAND will be a major storage device in the future market. If a low cost but high density NAND can be used in the mobile phone, this will reduce the cost of a mobile phone significantly, and the boot software could be stored in one Pseudo Static Random Access Memory ("PSRAM"). Mobile phones will continue to evolve into a broad IT device with a variety of applications which include voice, camera, PDA, MP3 and mobile television. Ideally, a mobile phone with a low cost single chip platform plus a low cost peripheral IC added together with a large NAND is very feasibly a niche market that Arise Technologies Inc. can focus its expertise upon.

OUR BUSINESS

Arise Technologies Inc. developed and designed peripheral IC for single chip mobile solutions and then pursued the development of mobile applications in the mobile entertainment market. In the mobile phone industry, the single chip IC (which integrates RF, baseband and power management in CMOS technology) has been a growing trend since 2006. This single chip IC will dramatically drop the major IC cost in the mobile phone market which causes the demand of a low cost mobile device to increase within the markets of China, India and Latin America, as well as others.

PRODUCTS

The Company's current products include the following:

- Modem Module. This modem module currently uses NXP Semiconductor Co.'s ("NXP") single chip Si4904. Arise Technologies, Inc. is the only company to develop mobile protocol software for this chip. Therefore, NXP, a subsidiary of Phillips Company, will protect the right to sell Si40904 in the Greater China area. To management's knowledge, there is no other company besides Arise Technologies Inc. that can support this protocol.

- Ultra Low-Cost Mobile Phone: The Company's peripheral IC design allows for a low-cost mobile phone that includes "make call" and MP3.

- Multimedia Mobile Phone: A multi-functional mobile phone that contains "make call", MP3, camera and MP4 with a 2.2" LCD Display.

PRODUCT DEVELOPMENT

The Company has the following products under development.

2.2"LCDmobile phone. The prototype has been approved by customers at November 2008, and small production in February , 2009 .
- 2.75G EDGE Mobile phone. Currently working on system specification definitions. A working prototype is expected by May 2009.

- 2.8" LCD touch panel mobile phone with DVB-T, analog TV and now working on system specification definitions. Prototype expected by September 2009.

- Subsidiary ASIC. Working on system verification. Prototype was ready by May 2008 which will be used in first 2.8" LCD mobile prototype.

- GPS mobile Prototype was ready by December 2008. currently we are engage with customer for approval .

COMPETITION

Management expects that the single chip (combine baseband, RF, power management, multimedia as one IC) will be the leading trend for mobile phones since it is more cost effective and easier for product manufacturing. In mobile phones with 2.5G, 2.75G and 3G, Arise Technologies Inc. will use NXP single chip solution to create a powerful, cost effective mobile phone. The Company uses only the NXP single chip solution for mobile phone design. Since Arise is the only company to use this single chip solution to develop the protocol software for NXP Si4904, NXP will protect its right to sell this single chip (Si4904) in the greater China area since there is, to management's knowledge, no other company that can support this protocol. Other companies use a 2 or 3 chip baseband solution which is more expensive to manufacture. Arise also uses module design architecture which can shorten the design cycle 3 to 6 months.

The Company's principal competitor is MediaTek (MTK), a Taiwan IPO company. And although the company is large (approximately 700 employees) and dominates the "no brand" mobile phone industry in China, Arise Technologies Inc., believes it can compete due to the following:

- By using NXP solution, the cost is very competitive with MTK. With the same mobile phone functions as MTK, the Company needs only 200 pieces to be profitable whereas the competitor needs up to 300.
- NXP will provide 2.5G, 2.75G single chip solution and 3G solution. MTK only has a 2.5G solution. Their 2.75G and 3G solution are still under development and they do not expect to have a solution until Q2, 2009. It also won't be single chip which means the cost of manufacture will be high.
- The mobile phone and modem module designed by Arise Technologies Inc. have passed the RTCRB/GF/CE certification. Most of the "no brand" mobile makers in China, who are the Company's major competitors, did not pass any certification so their products can not be sold outside the China market. This includes MTK's products.

STRATEGY AND MARKETING

There are more than 200 MP3 makers in China who are facing a serious challenge for market/profit decrease due to iPOD and iPhone being introduced to the market. Some of the MP3 makers have large manufacturing capabilities but a limited number of products to produce. A large number want to have another big market product that can fully utilize the capacity. Mobile phones are their best option. But the barrier to manufacturing mobile phones is very high. Arise Technologies Inc.'s team can provide the turn-key solution, such as providing the reference design, and then instruct these companies on how to manufacture a good quality mobile phone. These MP3 makers also have their own sales channels not only in China but also in other areas such as south-east Asia, Europe as well as other locations. The existing "no brand" providers can not sell products outside the China market because their product did not pass the RTCRB/GCF/CE certification, but Arise's solution has. Another important reason these MP3 makers want to work with Arise is the manufacturing process is easier since the cost of the Arise components is less. Arise's strategy is to work with one or two selected MP3 makers as a strategy partner to empower them to manufacturing mobile Printed Circuit Board Assembly ("PCBA"). Arise can also sell the same PCBA to other channels.

Based on management's estimates, if Arise can sell only 1.5 million pieces of the mobile phone PCBA, out of the total of up to 200 million pieces in the market per year, Arise can generate around US $60 million dollars of profit in 2009 with the after-tax margin being around US $9 million.

Arise has set up a sales and marketing team – around ten people – within the Sheng Zheng area of China. This team has more than seven years of experience in consumer products and has a very good relationship with the MP3 makers. The major goals are to:

- Work with the Taiwan R&D team to define the product roadmap for the China market based on an agreed strategy.
- Component research to assure the price (BOM – Bill of Materials) is competitive and easy to obtain for manufacturing in China.
- Build up a strong relationship with MP3 makers and help to monitor smooth production.
- Provide the modem module for the niche portable market such as GPS makers, DSC makers, as well as others.
- Extend to the "no brand" market through China's local design houses (Current MTK users are looking for another option for mobile solutions).

INTELLECTUAL PROPERTY

Patents

Arise Technologies Inc., plans to apply for the IC patent for NFA (NAND Flash Adapter) and Software patent around NXP single chip in the first quarter of 2009. This is the core component to the IC. The scope of the patent will cover Taiwan, China and the US.

The NFA was a joint development effort between the Company and Winity. Winity will own the patent in the system while Arise will own the patent at the IC design level. For more information on this arrangement, please refer to the Business Agreement with Winity, sections 8.1, 8.2 and 8.3, in Exhibit 10.4.

The Company entered into a licensing agreement with Digital Airways (DAW) for use of DAW's software. The license grants the Company a non-exclusive and non-transferable rights to reproduce, install and use the code version of DAW's software.

The Company has entered into another licensing agreement with Communications Consultants Worldwide, Ltd (CCww) to utilize CCww's mobile station protocol stack software. The terms of this agreement include maintenance and consultation of the software.

Trademarks and Service Marks

None.

EMPLOYEES

The Company currently has eighteen full-time employees in the following capacities:

CEO	1
CFO	1
Accountant	2
R & D	8
Sales	4
Administration	2

FACILITIES

The Company does not own any real estate.

The Company leases its principal office at 2F No. 285 Sec. 2, Tiding Blvd., Neihu District, Taipei City, Taiwan, R.O.C. The term of the lease is three years from September 1, 2008 to August 31, 2011. Lease payments are USD$41,160 per year. The lease contains renewal options.

The Company leases another office at Room 13A05, Cangsong Building, Tairan Industrial Park, Shenzhen, China, 518040. The term of the lease is one year and three months, from October 1, 2007, to December 31, 2008. Lease payments are USD$18,600 per year. This lease contains renewal options. So far the new lease agreement is under negotiation .

The Company has no plans to acquire any property in the immediate future.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ON PLAN OF OPERATION

You should read the following description of our financial condition and results of operations in conjunction with the financial statements and accompanying notes included in this Form S-1 beginning on page F-1.

Overview

Arise Technologies Inc. initially developed and designed peripheral integrated circuits ("IC") for single chip mobile solutions and then pursued the development of mobile applications utilizing this single chip IC in the mobile entertainment market. In the mobile phone industry, the single chip IC (which integrates radio frequency ("RF"), baseband and power management in Complementary Metal Oxide Semiconductor ("CMOS") technology) has been a growing trend since 2006. Management believes this single chip IC will dramatically drop the major IC cost in the mobile phone market which will cause the demand of a low cost mobile device to increase within the markets of China, India and Latin America, as well as others.

The Company's current products include the following:

- Modem Module. This modem module currently uses NXP Semiconductor Co.'s ("NXP") single chip Si4904. Arise Technologies, Inc. is the only company to develop mobile protocol software for this chip. Therefore, NXP, a subsidiary of Phillips Company, will protect the right to sell Si40904 in the Greater China area. There is no other company besides Arise Technologies Inc. that can support this protocol.

- Ultra Low-Cost Mobile Phone: The Company's peripheral IC design allows for a low-cost mobile phone that includes "make call" and MP3.

- Multimedia Mobile Phone: A multi-functional mobile phone that contains "make call", MP3, camera and MP4 with a 2.2" LCD Display.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, valuation of options and warrants, intangible assets, long-lived assets and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Discontinued Operations

None.

Results of Discontinued Operations

Not applicable

Results of Operations

Comparison of Fiscal Year Ended December 31, 2007 to Fiscal Year Ended December 31, 2006

Sales. Sales increased to $71,087 for the year ended December 31, 2007 from $0 for the year ended December 31, 2006. The $71,087 or 100%, increase in sales was due to Arise having some consultant fee income in 2005. In 2006 Arise was focused on peripheral IC development . The company is still in development stage, the income of 2007 represented design revenue. This is a side income which was generated from the development stage and the design revenue is not the main business income of the company.

Cost of Goods Sold. Cost of goods sold increased $34,480 for the year ended December 31, 2007 from $0 for the year ended December 31, 2006. The increase was due to the Company selling Software Consultancy to Asiachip, and IC layout design to Winity.

Net Loss. Net loss increased to $(145,375) for the year ended December 31, 2007 from a net loss of ($81,583), for the year ended December 31, 2006. The increase in net loss was due to Arise being focused on peripheral IC development instead of production. Currently this IC is in the system integration stage.

Selling, General and Administrative Expenses. Sales, general and administrative expenses increased to $122,254 for the year ended December 31, 2007 from $8,705 for the year ended December 31, 2006. The increase in selling, general and administrative expenses are primarily related to the increase of Research and Development coinciding with the IC development.

Depreciation, Amortization and Depletion. Depreciation, amortization and depletion increased to $1,982 for the year ended December 31, 2007 from $861 for the year ended December 31, 2006, reflecting a slight increase in fixed assets purchases.

Interest Income. Interest income increased to $161 for the year ended December 31, 2007, from $32 for the year ended December 31, 2006. The increase was due to the bank interest of the Company's subsidiary, Arise Technologies Co., Ltd. There were more funds from investors which were deposited in bank accounts which generated more interest income.

Comparison of Nine Month Period Ended September 30, 2008 to Nine Month period ended September 30, 2007

Sales. Sales decreased to $0 for the nine month period ended September 30, 2008 from $ 62,535 for the nine month period ended September 30, 2007. The lack of any sales was due to the Company being focused on peripheral IC development instead of production. According to the consolidated financial statements for the nine-months ended September 30, 2008, it states that the company is still in a development stage and the income of 2007 represents design revenue, which is only side income from the development.

Cost of Goods Sold. Cost of goods sold decreased to $0 for the nine month period ended September 30, 2008 from $60,973 for the nine month period ended September 30, 2007. The decrease was due to the lack of any sales of the Company.

Net Loss. Net loss increased to ($548,637) for the nine month period ended September 30, 2008 from a net loss of ($140,351), for the nine month period ended September 30, 2007. The increase in net loss was due to the Company being focused on peripheral IC development instead of production.

Selling, General and Administrative Expenses. Sales, general and administrative expenses increased to $428,443 for the nine month period ended September 30, 2008 from $65,814 for the nine month period September June 30, 2007. The increase in selling, general and administrative expenses are primarily related to the Taiwan staff increased to 7 which leads to the increase in selling, general and administrative expenses and selling, general and administrative expenses of Aglow. The new subsidiary Aglow was consolidated into the Group which leads to an increase in the selling, general and administrative expenses.

Depreciation, Amortization and Depletion. Depreciation, amortization and depletion increased to $25,936 for the nine month period ended September 30, 2008 from $1,557 for the nine month period ended September 30, 2007, reflecting an increase in fixed assets purchases and intangible assets.

Interest Income. Interest income increased to $2,322 for the nine month period ended September 30, 2008, from $41 for the nine month period ended September 30, 2007. The increase was due to the bank interest. There were more funds from investors which were deposited in bank accounts, which generated more interest income.

Liquidity and Capital Resources

Since 2005, operations have been financed primarily through loans, equity contributions from directors and executive officers and from third parties. As of December 31, 2007, we had $878,000 in cash and cash equivalents as compared to $37,526 at December 31, 2006.

Net Cash Used in Continuing Operations. During the fiscal year ended December 31, 2007, net cash used in continuing operations was $(143,841) compared to $(101,514) for the fiscal year ended December 31, 2006.

Net Cash (Used in) Provided by Financing Activities. During the fiscal period ended December 31, 2007, net cash provided by financing activities increased to $1,101,849 resulting from increase capital $936,500 and increase financial processing from shareholder $165,349. This compares to cash provided financing activities of $94,333 for the year ending December 31, 2006.

The Company currently anticipates that its available cash in hand and cash resources from expected revenues will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next eleven months.

Our continued existence is dependent upon several factors, including increased sales volumes, increased market initiative, and the ability to achieve profitability from the sale of our product lines.

Contractual Obligations

Below is a table which presents our contractual obligations and commitments at September 30, 2008

Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Short-term debt					
Obligations(1)	$ --	$ --	$ --	$ --	$ --
Company Obligations(2)	201,679	201,679	--	--	--
Operating Leases(3)					
Less than one yr	124,187	55,877	--	--	--
1-3 years	--	--	68,310	--	--
3-5 years	--	--	--	--	--
After 5 yrs	--	--	--	--	--
Total contractual					
cash obligations	$ 325,866	$ 257,556	$ 68,310	$ --	$ --

(1)   Short-term debt obligations: There are no short-term debt obligations as of September 30, 2008.

(2)   Company obligations to CEO Mr. Shih Liang is $86,940 and to Secretary, Treasurer and CFO Ms.Chieh-Hsi Lin is $114,739, as recorded on the Company's Balance Sheet in the nine-month ended financials as Due to Stockholders. This is non-interest bearing and unsecured. There is no specific due date assigned to this obligation. The repayment of such will be determined with the best interest of the Company in mind, which is dependent upon profits generated.

(3)   At the date of September 30, 2008, the Company had signed a three and one year rental agreement for their office locations in Taiwan and Shenzhen. The future payments of the leases in effect at September 30, 2008, are a total of $124,187.

Off-Balance Sheet Arrangements and Concentration of Credit Risk

Financial instruments that potentially expose concentrations of credit risk primarily consist of cash and cash equivalents, investments and accounts receivable. Management believes there are no significant off-balance-sheet risks such as those associated with foreign exchange contracts, option contracts or other foreign exchange hedging arrangements. With respect to concentration of credit risk, the Company has cash investment policies which, among other things, limit investments to investment-grade securities. Ongoing credit evaluations of the customers are performed and allowances for potential credit losses maintained.

Inflation

We do not believe that inflation in the cost of our raw materials has had in the past or will have in the future any significant negative impact on our operations. However, no assurance can be given that we will be able to offset such inflationary cost increases in the future.

Recently Issued Accounting Standards

In May 2008, the FASB issued SFAS No.162, "The Hierarchy of Generally Accepted Accounting Principles". This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in US. The Board believes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Accordingly, the Board concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and is issuing this Statement to achieve that result. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.

In December 2007, the FASB issued SFAS No.160, "Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the non-controlling owners of a subsidiary. The statement also requires consolidated net income to be reported and disclose on the face of the consolidated statement of income at amounts that include the amounts attributable to both the parent and the non-controlling interest. This Statement establishes that decreases in a parent's ownership interest in a subsidiary should be accounted for only in equity transactions. The provision of SFAS No.160 is effective beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The Corporation is currently evaluating the future impacts and required disclosures of this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008.

In February 2007, the FASB issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No.159 permits companies to choose to measure certain financial instruments and certain other items at fair value. This standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No.159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Corporation has not elected the fair value option for eligible items that existed as of January 1, 2008.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Measurements ("SFAS 157"), which clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value in generally accepted accounting principles and expands certain disclosures about fair value investments. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for fiscal years ending November 16, 2006. The Company has determined that the provisions of SAB 108 do not have a material impact on its consolidated financial position, results of operations and cash flows.

Quantitative and Qualitative disclosures About Market Risk

Since the Company sells mobile phone PCBA, the products could be impacted by the world-wide market situation, though currently the mobile phone market still has a 10% increase in sales each year according to market analysis.

Foreign Currency Exchange Rates

The functional currency of the Group's foreign subsidiary is the local currency. The assets and liabilities of the subsidiary whose functional currencies are other than the U.S. dollar are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date. Income and expense items for these entities are translated using the average exchange rate for the period. Cumulative translation adjustments are included in foreign currency translation adjustment, which is reflected as a separate component of stockholders' equity.

REPORTS TO SECURITIES HOLDERS

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file quarterly and annual reports and other information with the SEC; and send a copy of our annual report together with audited consolidated financial statements to each of our shareholders. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the internet (http://www.sec.gov).

DESCRIPTION OF PROPERTY

We do not own any property, real or otherwise. We currently lease the following properties:

The Company leases its principal office at 2F No. 285 Sec. 2, Tiding Blvd., Neihu District, Taipei City, Taiwan, R.O.C. The term of the lease is three years from September 1, 2008 to August 31, 2011. Lease payments are USD$41,160 per year. The lease contains renewal options.

The Company leases another office at Room 13A05, Cangsong Building, Tairan Industrial Park, Shenzhen, China 518040. The term of the lease is one year and three months, from October 1, 2007, to December 31, 2008. Lease payments are USD$18,600 per year. This lease contains renewal options. The new lease agreement is under negotiation.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of December 31, 2007, financing proceeds from stockholders, Mr. Shih Liang and Ms. Chieh-Hsi Lin were $103,694 and $61,655 respectively and are included in current liabilities on the balance sheet. The financing proceeds received from Mr. Liang and Ms. Lin was used for company disbursements. Between the timeframe of January 1, 2008 and June 30 2008, the Company made numerous partial payments towards the balance of these loans. These payments are included as a decrease to cash on the balance sheet.

As of September 30, 2008, financing proceeds from stockholders Mr Shih Liang and Ms. Chieh-Hsi Lin was $86,940 and $114,739 respectively. The financing proceeds received from Mr. Liang and Ms. Lin was used for company disbursements. Please refer to exhibits 10.7 and 10.8 for Loan Statements current as of September 30, 2008.

The Corporation provided no collateral to the parties for the above financing proceeds. These proceeds represented a non-interest bearing charge to the Corporation.

Rent paid to Ms. Chieh-Hsi Lin was $5,626 for the fourteen months ended February 2008 for the office in Taiwan. Starting from a new tenancy agreement on February 25, 2008, the Corporation has no longer paid rent to Ms. Chieh-Hsi Lin.

Mr. Shih Liang, and Ms. Chieh-Hsi Lin are married.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PRINCIPAL MARKET OR MARKETS

On January 2, 2009, there were 19,000,000 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding.

APPROXIMATE NUMBER OF COMMON STOCK HOLDERS

As of January 2, 2009, there were approximately 26 holders of record of the Company's common stock as determined from the Company's transfer agent's list. Such list does not include beneficial owners of securities whose shares are held in the names of various dealers and clearing agencies.

Of the 19,000,000 shares of common stock outstanding, 16,830,000 shares of common stock are beneficially held by "affiliates" of the company. All shares of common stock registered pursuant to this Registration Statement will be freely transferable without restriction or registration under the Securities Act, except to the extent purchased or owned by our "affiliates" as defined for purposes of the Securities Act.

As of January 2, 2009, there are no outstanding options or warrants or other securities that are convertible into our common stock.

Under certain circumstances, restricted shares may be sold without registration, pursuant to the provisions of rule 144. In general, under Rule 144, as amended effective February 15, 2008, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

- 1% of the number of shares of common stock then outstanding, which will equal 720,000 shares immediately after this offering; and
- the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144, as amended effective February 15, 2008, are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. For a person who has not been deemed to have been one of our affiliates at any time during the three months preceding a sale, sales of our securities held longer than six months, but less than one year, will be subject only to the current public information requirement. Rule 144 also provides that affiliates that sell our common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Under Rule 144(k), as amended effective February 15, 2008, a person who is not deemed to have been one of our affiliates at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

There are 2,170,000 shares of our common stock that are not being offered by this registration statement that could be sold pursuant to rule 144 by non-affiliates.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no market for our common stock. The offering price of the shares was arbitrarily determined and bears no relationship to assets, book value, net worth, earnings, actual results of operations, or any other established investment criteria. Among the factors considered in determining the price were our historical share private sales prices the background and capital contributions of management, the degree of control which the current shareholders desired to retain, current conditions of the securities markets and other information.

EXECUTIVE COMPENSATION

BOARD OF DIRECTORS

All of our directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Our executive officers are elected annually by the board of directors to hold office until the first meeting of the board following the next annual meeting of stockholders and until their successors are chosen and qualified.

DIRECTORS' COMPENSATION

We reimburse our directors for expenses incurred in connection with attending board meetings but we do not pay our directors fees or other cash compensation for services rendered as a director.

EXECUTIVE COMPENSATION

The compensation discussion addresses all compensation awarded to, earned by, or paid to the Company's named executive officers. As of January 2, 2008, two of our executive officers are currently earning compensation. Set forth below is the aggregate compensation for services rendered in all capacities to us during our fiscal years ended December 31, 2005, 2006 and 2007 by our executive officers. Except as indicated below, none of our executive officers were compensated in excess of $100,000.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL		ANNUAL COMPENSATION TABLE			LONG-TERM COMPENSATION AWARDS
POSITION	YEAR	SALARY	BONUS	OTHER	SECURITIES UNDERLYING OPTIONS/SARS
Shih Liang	2007	US$13470	--	--	--
Chief Executive Officer	2006	0	--	--	--
and Executive President	2005	0	--	--	--
Chieh-Hsi Lin	2007	US$6948	--	--	--
Chief Financial Officer	2006	0	--	--	--
Secretary, Treasurer	2005	0	--	--	--
and Director					

OPTIONS/SAR GRANTS IN THE LAST FISCAL YEAR

None.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES

None.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for Arise Technologies Inc., by Cohen & Czarnik LLP, 17 State Street, 39th Floor, New York, New York, 10004.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The financial statements of December 31, 2006 and December 31, 2007, included in this prospectus have been audited by Michael F. Albanese CPA, an independent registered public accounting firm, as stated in their opinion, which has been rendered upon the authority of said firm as experts in accounting and auditing.

TRANSFER AGENT

Our transfer agent is Bay City Transfer Agency and Registrar, Inc., 300 Center Avenue, Suite 202B, Bay City, Michigan 48708.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor does it constitute an offer to buy these securities in any jurisdiction where the offer or sale is not permitted regardless of the time of the delivery of this prospectus or any sale of these securities.

20,000,000 SHARES

ARISE TECHNOLOGIES INC.

COMMON STOCK

PROSPECTUS

DEALER PROSPECTUS DELIVERY OBLIGATION

All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to delivering a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

January 29, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation provide that we must indemnify our directors and officers to the fullest extent permitted under Nevada law against all liabilities incurred by reason of the fact that the person is or was a director or officer or a fiduciary of Arise Technologies Inc. The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with Arise Technologies Inc. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of:

(a) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

(b) unlawful distributions; or

(c) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

Our Bylaws provide that we will indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of Arise Technologies Inc., absent a finding of negligence or misconduct in office.

Our Bylaws also permit us to maintain insurance on behalf of our officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not we have the power to indemnify such person against liability for any of those acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, that type of indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

```
     SEC Registration Fee*..............................  786.00
     Printing registration statement and other documents*.20,000.00
     Legal fees and expenses*............................45,000.00
     Accounting fees and expenses*.......................45,000.00
     Miscellaneous expenses*.............................10,000.00
                                                         -----------
     Total expenses*...................................120,786.00
```

*ESTIMATED

As of January 2, 2009, of the expenses incurred by Arise Technologies Inc. in connection with this offering, the entire amount of $120,786 (estimated) is outstanding.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding the issuance and sales of our securities without registration for the past three (3) years from the date of this Registration Statement. No such sales involved the use of an underwriter, no advertising or public solicitation were involved, the securities bear a restrictive legend and no commissions were paid in connection with the sale of any securities.

Names/Identities of Persons to Whom Securities Issued	Title of Security	Amount of Securities Issued	Issue Date	Aggregate Price of Security
Shih Liang	Common	2,230,000	10/2/2007	*
Chieh-Hsi Lin	Common	2,000,000	10/2/2007	*
Chih-Mi Yu	Common	500,000	10/2/2007	*
Circletex Inc	Common	1,600,000	10/2/2007	**$1600
Triad Trading Ventures Inc	Common	1,000,000	10/2/2007	**$1000
Eden Holding Inc.	Common	1,000,000	10/2/2007	**$1000
Gideon Holding Inc	Common	1,000,000	10/2/2007	**$1000
Cheng-Hsien Liu	Common	20,000	10/2/2007	*
Shiao-Shiang Yu	Common	50,000	10/2/2007	*
Ying-Man Lam	Common	50,000	10/2/2007	*
Pi-Yu Shih	Common	10,000	10/2/2007	*
Chih-Ching Fu	Common	100,000	10/2/2007	*
Hephzibah International Co., Ltd	Common	600,000	10/2/2007	*
Chien-Yun Lee	Common	70,000	10/2/2007	*
Shih-Ming Wang	Common	50,000	10/2/2007	*
Ariseshine Technology Inc	Common	8,000,000	10/2/2007	*
Chi-Fang Hsu	Common	40,000	10/2/2007	*
Chien-Ming Chen	Common	20,000	10/2/2007	*
Chi-Ming Hsu	Common	50,000	10/2/2007	*
Yu-Mei Chen	Common	20,000	10/2/2007	*
Yu-Hsiang Huang	Common	200,000	10/2/2007	*
Te-Yun Meng	Common	20,000	10/2/2007	*
Fong-Li Yu	Common	100,000	10/2/2007	*
Jyh-Kang Ting	Common	100,000	10/2/2007	*
I-Ping Tu	Common	120,000	10/2/2007	*
Jane Liang	Common	50,000	10/2/2007	*
Total		**19,000,000**		

The transactions described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchasers of each security were sophisticated and accredited investors; (iv) the offerings were not a "public offering" as defined in Section 4(2) due to the insubstantial numbers of persons involved in such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

* These shareholders received their shares of common stock of the Company pursuant to an acquisition agreement which was consummated on March 7, 2007, by and between the Company and Arise Technologies Co., Ltd., a Taiwanese Corporation, pursuant to which the shareholders of Arise Technologies Co., Ltd. [Taiwan] were issued shares of the Company in exchange for their shares of Arise Technologies Co., Ltd.[Taiwan] resulting in Arise Technologies Co., Ltd. [Taiwan] becoming a wholly owned subsidiary of the Company. Specifically, for each share of common stock outstanding of Arise Technologies Co., Ltd. [Taiwan] (19,000,000 shares of Arise Technologies Co., Ltd. [Taiwan]were issued and outstanding at such time), 19,000,000 shares of common stock of the Company were issued in exchange for each such share (the aggregate of 19,000,000 shares of common stock of the Company). As a result of the closing, Arise Technologies Co., Ltd. [Taiwan] became a wholly owned subsidiary of the Company. In addition, pursuant to the acquisition agreement, all members of the Board of Directors of the Company were designated by the agreement until their successors were elected.

** This stock was issued for services. The services were valued at $0.001 per share.

ITEM 27. EXHIBITS.

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation*
3.2	By-Laws*
5.1	Opinion of Attorney
10.1	Acquisition Agreement by and between the Company and Arise Technologies Co., Ltd., dated March 7, 2007.*
10.2	Subscription Agreement *
10.3	Mutual Development and License Contract between Arise Technology Co. Ltd, and Fitipower Integrated Technology Inc.*
10.4	ASIC Business Agreement between Arise Technology Co. Ltd., and Winity Technology Inc.*
10.5	License agreement between Arise Technologies Co. Ltd and Communications Consultants Worldwide, Ltd. (CCww)*
10.6	License agreement between Arise Technologies Co. Ltd. and Digital Airways (DAW).*
10.7	Loan Statement between Shih Liang and Arise Technologies Co., Ltd. as of September 30, 2008
10.8	Loan Statement between Chieh-Hsi Lin and Arise Technologies Co., Ltd. as of September 30, 2008
10.9	Tenancy Agreement (Translation), Taiwan*
10.10	Tenancy Agreement (Translation), China*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Opinion of Cohen & Czarnik (included in Exhibit 5.1 hereof)
24.1	Power of Attorney (included in the signature page of Part II of this registration statement)

* Previously filed

ITEM 28. UNDERTAKINGS.

We hereby undertake:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Arise Technologies Inc. pursuant to the foregoing provisions, or otherwise, Arise Technologies Inc. has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and as expressed in the Act and is, therefore, unenforceable.

Arise Technologies Inc. hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i. Include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii. Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised by the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, Arise Technologies, Inc. certifies that we have reasonable grounds to believe that we meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, United States of America on January 29, 2009.

ARISE TECHNOLOGIES INC.

```
DATE:  January 29, 2009                         /s/ Shih Liang
                                                ------------------------
                                                SHIH LIANG
                                                CHIEF EXECUTIVE OFFICER,
                                                PRESIDENT AND DIRECTOR
```

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

```
/s/ Shih Liang                  Chief Executive Officer,        January 29, 2009
--------------------            President and Director
Shih Liang


/s/ Chieh-Hsi Lin               Chief Financial Officer,        January 29, 2009
-------------------------       Secretary, Treasurer and
Chieh-Hsi Lin                   Director
```

ARISE TECHNOLOGIES INC. AND SUBSIDIARIES
A Development Stage Company

Consolidated Financial Statements

(Unaudited)

September 30, 2008

ARISE TECHNOLOGIES INC. AND SUBSIDIARIES
A Development Stage Company

Consolidated Financial Statements

September 30, 2008

(Unaudited)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Audit Committee of Arise Technologies Inc. and Subsidiaries (a development stage company):

I have reviewed the consolidated balance sheet of Arise Technologies Inc. and Subsidiaries (a development stage company) as of September 30, 2008, and the related consolidated statements of operations and cash flows for the nine months ended September 30, 2008 and 2007. These consolidated financial statements are the responsibility of the company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

I have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007 and the related consolidated statements of operations and cash flows for the year ended and from inception on June 28, 2004 to December 31, 2007 (not presented herein); and in my report dated November 21, 2008, I expressed an unqualified opinion on those consolidated financial statements.

_____

/s/ Michael F. Albanese
Michael F. Albanese, CPA

Parsippany, New Jersey
November 21, 2008

<u>Assets</u>	September 30, 2008	(Restated) December 31, 2007
Current assets:		
Cash and bank deposits	$124,871	$875,080
Inventory	65,112	-
Other current assets	11,126	2,920
Total current assets	201,109	878,000
Equipment, net	195,036	-
Long term investment	24,840	61,654
Other assets	309,780	67,876
Total assets	$730,765	$1,007,530
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payables	$9,788	$1,411
Accrued expenses	16,263	7,618
Due to stockholders	201,679	165,349
Other current liabilities	15,952	1,879
Total current liabilities	243,682	176,257
Stockholders' equity		
Common stock, par value 0.0001 per share; authorized 500,000,000 shares; 19,000,000 issued and outstanding	$1,900	$1,900
Common stock subscribed at par	140	116
Additional paid in capital	1,281,315	1,087,839
Accumulated other comprehensive gain	11,047	100
Deficit accumulated during the development stage	(807,319)	(258,682)
Total stockholders' equity	487,083	831,273
Total liabilities and stockholders' equity	$730,765	$1,007,530

The accompanying notes are an integral part of the financial statements.

ARISE TECHNOLOGIES INC. AND SUBSIDIARIES
A Development Stage Company
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
(IN US$)

	Three months ended September 30,		Nine months ended September 30,		June 28, 2004 (Inception) to September 30, 2008
	2008	2007	2008	2007	
Net sales	-	$7,253	-	$62,535	$72,527
Cost of goods sold	-	(60,973)	-	(60,973)	(34,480)
Gross (loss) profit	-	(53,720)	-	1,562	38,047
Operating expenses					
General and administrative	$150,750	$33,216	$428,443	$65,627	$568,000
Depreciation and amortization	15,924	558	25,936	1,557	29,802
Research and development	13,031	251	22,143	74,564	204,666
Advertising	-	-	242	-	242
Selling costs	-	167	-	187	252
Total operating expenses	179,705	34,192	476,764	141,935	802,962
Loss from operations	(179,705)	(87,912)	(476,764)	(140,373)	(764,915)
Other income (expense):					
Interest income	-	-	2,322	41	2,540
Other income	9	-	9	-	9
Impairment loss	-	-	(38,735)	-	(38,735)
Gain (loss) on foreign exchange, net	(39,778)	(19)	(35,469)	(19)	(35,367)
Loss on disposal of fixed assets	-	-	-	-	(2,296)
Loss before income tax	(219,474)	(87,931)	(548,637)	(140,351)	(838,764)
Income tax benefit	-	-	-	-	31,445
Net loss	$(219,474)	$(87,931)	$(548,637)	$(140,351)	$(807,319)
Loss per share:					
Basic per share	$(0.01)	$(0.00)	$(0.03)	$(0.01)	
Diluted per share	$(0.01)	$(0.00)	$(0.03)	$(0.01)	
Weighted average shares outstanding:					
Basic	19,000,000	19,000,000	19,000,000	19,000,000	
Diluted	20,400,750	20,160,000	20,400,750	20,160,000	

The accompanying notes are an integral part of the financial statements.

ARISE TECHNOLOGIES INC. AND SUBSIDIARIES
A Development Stage Company
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
For the period June 28, 2004 (Inception) to September 30, 2008
(UNAUDITED)
(IN US$)

	Common stock		Common stock subscribed at par	Additional paid in capital	Accumulated other comprehensive gain	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount					
Common stock issued for cash, valued at 0.3013 per share	100,000	$30,126	$-	$-	$-	$-	$30,126
Foreign currency adjustment	-	-	-	-	1,130	-	1,130
Net loss	-	-	-	-	-	(1,596)	(1,596)
Balance December 31, 2004	100,000	30,126	-	-	1,130	(1,596)	29,660
Foreign currency adjustment	-	-	-	-	(216)	-	(216)
Net loss	-	-	-	-	-	(30,128)	(30,128)
Balance December 31, 2005 (Restated)	100,000	30,126	-	-	914	(31,724)	(684)
Common stock issued for cash, valued at 0.3081	400,000	123,229	-	-	-	-	123,229
Foreign currency adjustment	-	-	-	-	(356)	-	(356)
Net loss	-	-	-	-	-	(81,583)	(81,583)
Balance December 31,2006 (Restated)	500,000	$153,355	$-	$-	$558	$(113,307)	$40,606
Reverse merger	(500,000)	(153,355)	-	153,355	-	-	-
Shares issued for exchange, valued at $0.0001	19,000,000	1,900	-	(1,900)	-	-	-
Common stock subscribed for cash, valued at $0.80	1,117,500	-	116	936,384	-	-	936,500
Common stock subscribed for cash, valued at $1.00	42,500						
Foreign currency adjustment	-	-	-	-	(458)	-	(458)
Net loss	-	-	-	-	-	(145,375)	(145,375)
Balance December 31, 2007 (Restated)	20,160,000	$1,900	$116	$1,087,839	$100	$(258,682)	$831,273
Common stock subscribed for cash, valued at $0.80	262,000	-	26	210,474	-	-	210,500
Common stock subscribed refunded	(21,250)	-	(2)	(16,998)	-	-	(17,000)
Foreign currency adjustment	-	-	-	-	10,947	-	10,947
Net loss	-	-	-	-	-	(548,637)	(548,637)
Balance September 30, 2008	20,400,750	$1,900	$140	$1,281,315	$11,047	$(807,319)	$487,083

The accompanying notes are an integral part of the financial statements.

ARISE TECHNOLOGIES INC. AND SUBSIDIARIES
A Development Stage Company
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(IN US$)

	Nine months ended September 30,		June 28, 2004 (Inception) to September 30, 2008
	2008	2007	
Cash flows from operating activities			
Net loss	$(548,637)	$(140,351)	$(807,319)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	25,936	1,557	29,802
Impairment loss	38,735	-	38,735
Deferred income tax benefit	-	-	(31,445)
Loss on disposal of fixed assets	-	-	2,296
Changes in assets and liabilities:			
(Increase) in inventory	(65,112)	(3,064)	(65,112)
(Increase) decrease in other current assets	(8,206)	10,916	10,172
(Increase) in other assets	(5,223)	-	(5,223)
(Increase) in other receivable	-	-	(19,261)
Increase in accounts payable	8,377	41,377	9,788
Increase in accrued expenses	8,645	-	16,266
Increase in other current liabilities	14,073	362	15,952
Cash flows used in operating activities	(531,412)	(89,203)	(805,349)
Cash flows from investing activities			
Sale proceeds from disposal of fixed assets	-	-	231
Purchase of equipment	(205,900)	-	(211,014)
Purchase of intangible assets	(250,603)	(27,939)	(287,923)
Purchase of investment	-	(61,286)	(61,654)
Net cash used in investing activities	(456,503)	(89,225)	(560,360)
Cash flows from financing activities			
Common stock subscribed	193,500	-	1,283,355
Proceeds from stockholders	36,330	214,500	202,005
Net cash provided by financing activities	229,830	214,500	1,485,360
Effect of exchange rate changes on cash and cash equivalents	7,876	(1,447)	5,220
Net (decrease) increase in cash and cash equivalents	(750,209)	34,625	124,871
Beginning cash and cash equivalents	875,080	16,629	-
Ending cash and cash equivalents	$124,871	$51,254	$124,871
Supplemental disclosure of cash flow information:			
Cash paid for interest	-	-	
Cash paid for income taxes	-	-	

The accompanying notes are an integral part of the financial statements.

ARISE TECHNOLOGIES INC. AND SUBSIDIARIES
A Development Stage Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Business and Basis of Presentation

Arise Technologies Inc. ("the Corporation") was incorporated in Nevada, USA on March 7, 2007.

The Corporation and its subsidiary are devoting substantially all of its efforts to establishing business in designing, manufacturing and sales of the single chip IC in the mobile phone. The planned principal operation has commenced, but there has been no significant revenue. Currently the Corporation is devoting most of its effort to activities such as financial planning, raising capital, research and development; recruiting and training personnel and developing market.

The Corporation does not have revenue for nine months ended September 30, 2008 and in accordance with Statement of Financial Accounting Standards No. 7 (SFAS #7), the Company is considered a development stage company.

On March 7, 2007, the Corporation, a non-operating company incorporated in the State of Nevada, USA, entered into a share exchange agreement with Arise Technologies Co., Ltd. ("Arise TW"), a company incorporated in the Republic of China. The Corporation issued 19,000,000 shares at par value of $0.0001 per share in exchange for all the outstanding shares of the Subsidiary.

Arise Technologies Co., Ltd., which was incorporated on June 28, 2004 in the Republic of China (ROC), principally engages in designing, manufacturing and sales of the single chip IC in the mobile phone. The administration offices are located in Taipei, Taiwan.

The share exchange (see above and Note 14) between the Corporation and the Subsidiary was accounted for as the exchange of equity interests between the entities under common control. The share exchange of equity interests under common control was accounted for as a pooling-of-interests accordingly, the historical results of the Corporation and the Subsidiary have been restated as if the companies had been combined for all periods presented.

The consolidated financial statements of the Corporation and the Subsidiary report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for the three and nine months ended September 30, 2007 thus comprised those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.

The Corporation set up Aglow Communication Corp. Limited ("Aglow") which was incorporated on March 17, 2008 in Hong Kong and held 500,000 shares of USD1.00 each. During the three months ended September 30, 2008, the Corporation paid $150,000 for the shares of Aglow. The balance of $110,000 of capital of Aglow remained outstanding as at the date of this report. The operational results of the Aglow from the date of incorporation to September 30, 2008 were consolidated into these consolidated financial statements. Aglow principally engages in the sale of mobile phones. The operation office is located in Shenzhen, China.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

Basis of Consolidation – The consolidated financial statements includes the accounts of Arise Technologies Inc. and its wholly-owned subsidiaries including Arise Technologies Co., Ltd. and Aglow Communication Corp. Limited in which Arise Technologies Inc. has a controlling voting interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

ARISE TECHNOLOGIES INC. AND SUBSIDIARIES
A Development Stage Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, cash on deposits and all short-term highly liquid investments purchased with remaining maturities of three months or less.

Fair Value of Financial Instruments – The carrying amount of cash, accounts receivable and accounts payable approximates fair value due to the short-term nature of these instruments.

Equipment – Equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Upon the sale or retirement of assets, the cost and related accumulated depreciation or amortization is eliminated from the respective amounts and any resulting gains or losses are recorded in operations. Expenditures for repairs and maintenance costs are expensed as incurred.

Income Taxes – The provision for income taxes are based on reported earnings before income taxes. Deferred taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income and determines if an accrual need to be recorded.

Revenue Recognition – Revenues are recognized in connection with sales of products when all of the following conditions are met: (1) there exists evidence of an arrangement with the customer, typically consisting of a purchase order or contract; (2) products have been delivered and title and risk of loss has passed to the customer, which occurs when a product is shipped under customary terms, generally FOB shipping point; (3) the amount of revenue is fixed or determinable; and (4) collectibility is reasonably assured.

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
Selling costs	$-	$167	$-	$187
General and administrative costs	$150,750	$33,216	$428,443	$65,627
Research and development	$13,031	$251	$22,143	$74,564
Advertising	-	-	242	-

The Company expenses all advertising costs as incurred. Research and development costs are expensed as incurred.

Note 2 – Summary of Significant Accounting Policies (continued)

Off-Balance-Sheet Risk and Concentration of Credit Risk – Financial instruments that potentially expose concentrations of credit risk primarily consist of cash and cash equivalents, investments and accounts receivable. Management believes there are no significant off-balance-sheet risks such as those associated with foreign exchange contracts, option contracts or other foreign exchange hedging arrangements. With respect to concentration of credit risk, the Corporation has cash investment policies which, among other things, limit investments to investment-grade securities. Ongoing credit evaluations of the customers are performed and allowances for potential credit losses maintained.

Geographic Information – Product revenues for the three and six months ended June 30, 2008 and 2007 were primarily from customers based in the following country:

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
Taiwan	-	$7,253	-	$62,535

The Corporation is still in the development stage and had no sales for the three and nine months ended September 30, 2008. Revenues for the three and nine months ended September 30, 2007 were design revenue.

Investments - The Corporation classifies its investments as trading securities or available-for-sale securities based upon management's intent with regard to the investments and the nature of the underlying securities.

The Corporation's available-for-sale securities consist of common stock of private company. The Corporation's investments are carried at cost less impairment loss, with unrealized gains and losses recorded in stockholders' equity as a component of other comprehensive income/loss.

Foreign Currency – The functional currency of the foreign subsidiary, Arise TW is the local currency. The assets and liabilities of Arise TW whose functional currencies are other than the U.S. dollar are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date. Income and expense items for this entity are translated using the average exchange rate for the period. Cumulative translation adjustments are included in foreign currency translation adjustment, which is reflected as a separate component of stockholders' equity.

Intangible Assets – Intangible assets with finite lives are amortized over their respective estimated useful lives. The amount of intangible assets to be amortized shall be the amount initially assigned to that asset less any residual value. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate long-lived assets as described below.

Note 2 – Summary of Significant Accounting Policies (continued)

Inventory – Inventory is stated at the lower of cost (weighted-average method) or market. At September 30, 2008 there was inventory in the amount of $65,112 and there was no inventory as of December 31, 2007.

	September 30, 2008	December 31, 2007
Raw material	$65,112	-

Impairment of Long-Lived Assets Other than Goodwill – Long-lived assets held and used, including intangible assets with finite lives are tested for recoverability when circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of long-lived assets is evaluated by comparing the carrying amount of an asset or asset group to management's best estimate of the undiscounted future operating cash flows expected to be generated by the asset or asset group. If these comparisons indicate that the asset or asset group is not recoverable, an impairment loss is recognized for the amount by which the carrying value of the asset or asset group exceeds fair value. Fair value is determined by quoted market price, if available, or an estimate of projected future operating cash flows, discounted using a rate that reflects the related average operating cost of funds.

Comprehensive income (loss) Comprehensive income (loss) is defined as the change in equity of a company from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) consists of cumulative translation adjustments and unrealized gain (loss) on investments and is disclosed in the consolidated statements of stockholders' equity.

Recent Accounting Pronouncements – In May 2008, the FASB issued SFAS No.162, "The Hierarchy of Generally Accepted Accounting Principles". This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in US. The Board believes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Accordingly, the Board concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and is issuing this Statement to achieve that result. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.

In December 2007, the FASB issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". This statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary, and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. The statement also requires consolidated net income to be reported and disclose on the face of the consolidated statement of income at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This Statement establishes that decreases in a parent's ownership interest in a subsidiary should be accounted for only in equity transactions. The provision of SFAS No.160 is effective beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The Corporation does not expect the adoption of SFAS No. 160 to have a material impact on its financial condition, results of operations or cash flows.

ARISE TECHNOLOGIES INC. AND SUBSIDIARIES
A Development Stage Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements – In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008.

In February 2007, the FASB issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No.159 permits companies to choose to measure certain financial instruments and certain other items at fair value. This standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No.159 is effective for the Corporation beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Corporation has not elected the fair value option for eligible items that existed as of January 1, 2008.

Note 3 – Going Concern

The Corporation suffered losses in 2008 and 2007, has an accumulated deficit as of September 30, 2008. These conditions raise substantial doubt as to the Corporation's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Corporation is unable to continue as a going concern.

Note 4 – Other Current Assets

Other current assets were comprised of the following:

	September 30, 2008	(Restated) December 31, 2007
VAT Prepaid	$10,412	$2,913
Temporary payment	137	-
Prepaid expenses	577	-
Other	-	7
Total	$11,126	$2,920

ARISE TECHNOLOGIES INC. AND SUBSIDIARIES
A Development Stage Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Equipment

Equipment and the related accumulated depreciation consisted of the following:-

	September 30, 2008	(Restated) December 31, 2007
Equipment:		
Machinery	$177,955	$-
Vehicle	27,945	-
Total cost	205,900	-
Accumulated depreciation:		
Machinery	$8,147	-
Vehicle	2,717	-
Total accumulated depreciation	10,864	-
Equipment, net	$195,036	$-

Depreciation expense was $8,786 and $11,226 for the three and nine months ended September 30, 2008 respectively and $270 and $636 for the three and nine months ended September 30, 2007 respectively.

Note 6 – Other assets

	September 30, 2008	(Restated) December 31, 2007
Deferred income tax assets	$32,075	$31,844
Deposit paid	5,223	-
Intangible assets		
At cost	288,373	37,320
Accumulated amortization	(15,891)	(1,288)
	$309,780	$67,876

The intangible assets are amortized over the useful lives of the licenses granted. The licenses are amortized over 5 to 20 years. Amortization expense was $7,138 and $14,710 for the three and nine months ended September 30, 2008 respectively and $288 and $921 for the three and nine months ended September 30, 2007 respectively.

Note 7 – Income taxes

The components of the net deferred income tax assets were as follows:

	September 30, 2008	(Restated) December 31, 2007
Deferred income tax assets:		
Net operating loss carryforwards	$32,075	$31,844
Valuation allowance	-	-
	$32,075	$31,844

Deferred tax assets were $32,075 at September 30, 2008. The Corporation continues to assess the recoverability of the deferred tax assets on an ongoing basis. If the Corporation subsequently conclude that it is more likely than not that all or a portion of the deferred tax assets will not be recovered, an additional valuation allowance against deferred tax assets will be necessary.

Note 8 – Accrued expenses

	September 30, 2008	(Restated) December 31, 2007
Salaries and overtime allowance	$6,997	$6,205
Professional fees	6,080	-
Transportation	1,741	-
Others	1,445	1,413
	$16,263	$7,618

Note 9 – Other current liabilities

	September 30, 2008	(Restated) December 31, 2007
Salaries tax withheld	$1,094	$-
Other tax withheld	201	-
Receipt under custody	-	1,879
Deposit receipt	14,657	-
	$15,952	$1,879

Note 10 – Long Term Investments

	September 30, 2008	(Restated) December 31, 2007
Unlisted common stock, at cost	$62,100	$61,654
Less: Provision for impairment loss	(37,260)	-
	$24,840	$61,654

As of September 30, 2008, the Corporation had $62,100 invested in Winity Technology Inc, a private company incorporated in Taiwan. Due to the proposal of reduction in capital to off-set the accumulated deficit have been approved in the shareholders' meeting of Winity Technology Inc, for every 1,000 shares held reduced 600 shares held, the Corporation recognized the impairment loss amounting of $37,260 in June 2008. If the current market conditions deteriorate further, the Corporation may be required to record additional unrealized losses in other comprehensive income or record impairment charges to the statement of operations.

Note 11 – Loss per share

Basic net (loss) per share is computed by dividing net (loss) for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net (loss) per share is computed by dividing the net loss for the period by the combination of dilutive common share equivalents, comprised of shares subscribed but not yet issued to the investors, and the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted net (loss) per share for the years indicated:

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
Numerator:				
Net (loss) attributable to common stockholders	$(219,474)	$(87,931)	$(548,637)	$(140,351)
Denominator:				
Shares used in computing net income (loss) per share:				
Weighted average of common shares outstanding				
Basic	19,000,000	19,000,000	19,000,000	19,000,000
Diluted	20,400,750	20,160,000	20,400,750	20,160,000
Net (loss) per share attributable to common stockholders:				
Basic	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Diluted	$(0.01)	$(0.00)	$(0.03)	$(0.01)

Note 12 – Related Party Transactions

As of September 30, 2008, financing proceeds from stockholder Mr Shih Liang and Ms Chich-Hsi Lin was $86,940 and $114,739 respectively. As of December 31, 2007, financing proceeds from stockholders, Mr. Shih Liang and Ms. Chieh-Hsi Lin were $103,694 and $61,655 respectively and are included in current liabilities on the balance sheet.

The Corporation provided no collateral to the parties for the above financing proceeds. These proceeds represented a non-interest bearing charge to the Corporation.

Rent paid to Ms. Chieh-Hsi Lin was $5,626 for the nine months ended September 30, 2008 for the office in Taiwan. Starting from a new tenancy agreement on February 25, 2008, the Corporation has no longer paid rent to Ms. Chieh-His Lin.

Note 13 – Commitments

	Three months ended September 30,		Nine months ended September 30,	
	2008	2007	2008	2007
Rent expenses	$10,340	$1,640	$33,320	$4,093

Arise TW and Aglow have signed three and one year rental agreement respectively for their office locations in the Taiwan and Shenzhen. The future payments for the lease in effect at September 30, 2008 were as follows:

Fiscal year ending December 31	
2008 (Remaining 3 months)	$14,891
2009	40,986
2010	40,986
2011	27,324
Total	$124,187

Note 14 – Stockholders' Equity

The Corporation is authorized to issue 500,000,000 common shares with a $0.0001 par value.

On March 7, 2007, the Corporation, a non-operating company incorporated in the State of Nevada, USA, entered into a share exchange agreement with Arise Technologies Co., Ltd. ("Arise TW"), a company incorporated in the Republic of China. On October 2, 2007, the Corporation issued 19,000,000 shares at par value of $0.0001 per share in exchange for all of the outstanding shares of Arise TW.

By the Certificate for Transfer of Shares of Arise Technologies Inc. signed between investors and the Corporation in 2007 and 2008, the investors agreed to buy 1,400,750 shares in total of the Corporation's $0.0001 par value common shares for $0.80 to $1.00 per share. As of December 31, 2007, cash in sum of $936,500 has been received and recorded by the Corporation as common stock subscribed at a par of $116 and additional paid in capital of $936,384. During the nine months ended September 30, 2008, net cash in sum of $193,500 had been received and recorded by the Corporation as common stock subscribed at a par of $24 and additional paid in capital of $193,476. The common shares have not been issued to the investors at the date of this report.

ARISE TECHNOLOGIES INC. AND ARISE TECHNOLOGIES CO., LTD
A Development Stage Company

Consolidated Financial Statements

As of December 31, 2007 and 2006

ARISE TECHNOLOGIES INC. AND ARISE TECHNOLOGIES CO., LTD
A Development Stage Company

Consolidated Financial Statements

As of December 31, 2007 and 2006

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders of Arise Technologies Inc. and Arise Technologies Co., LTD. (a development stage company):

I have audited the consolidated balance sheets of Arise Technologies Inc. and Arise Technologies Co., LTD. (a development stage company) as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and from inception on June 28, 2004 to December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arise Technologies Inc. and Arise Technologies Co., LTD. (a development stage company), as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended and from inception on June 28, 2004 to December 31, 2007, in conformity with U. S. generally accepted accounting principles.

The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, I express no such opinion.

_____

/s/ Michael F. Albanese
Michael F. Albanese, CPA

Parsippany, New Jersey
November 21, 2008

ARISE TECHNOLOGIES INC. AND ARISE TECHNOLOGIES CO., LTD
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET
(IN US$)

	December 31,	
	Restated	Restated
Assets	2007	2006
Current assets:		
Cash and bank deposits	$875,080	$16,629
Other receivable	-	19,941
Other current assets	2,920	956
Total current assets	878,000	37,526
Equipment, net	-	3,264
Long term investment	61,654	-
Other assets	67,876	-
Total assets	$1,007,530	$40,790
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payables	$1,411	$-
Accrued expenses	7,618	184
Due to stockholders	165,349	-
Other current liabilities	1,879	-
Total current liabilities	176,257	184
Stockholders' equity		
Common stock, par value 0.0001 per share; authorized 500,000,000 shares; 19,000,000 issued and outstanding at December 31, 2007 and 500,000 issued and outstanding at December 31, 2006	1,900	153,355
Common stock subscribed at par	116	-
Additional paid in capital	1,087,839	-
Accumulated other comprehensive gain	100	558
Deficit accumulated during the development stage	(258,682)	(113,307)
Total stockholders' equity	831,273	40,606
Total liabilities and stockholders' equity	$1,007,530	$40,790

The accompanying notes are an integral part of the financial statements.

ARISE TECHNOLOGIES INC. AND ARISE TECHNOLOGIES CO., LTD
(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)

| | For the year ended December 31, | | June 28, 2004 |
| | Restated | Restated | (Inception) to |
	2007	2006	December 31, 2007
Net sales	$71,087	-	72,527
Cost of goods sold	34,480	-	34,480
Gross profit	36,607	-	38,047
Operating expenses			
General and administrative	122,002	8,705	139,557
Research and development	87,158	72,049	182,523
Depreciation and amortization	1,982	861	3,866
Selling	252	-	252
Total operating expenses	211,394	81,615	326,198
Loss from operations	(174,787)	(81,615)	(288,151)
Other income (expenses):			
Interest income	161	32	218
Gain on foreign exchange, net	102	-	102
Loss on disposal of fixed asset	(2,296)	-	(2,296)
Loss before income taxes	(176,820)	(81,583)	(290,127)
Income tax benefit	31,445	-	31,445
Net loss	$(145,375)	$(81,583)	(258,682)
Loss per share:			
Basic per share	$(0.01)	$(0.16)	
Diluted per share	$(0.01)	$(0.16)	
Weighted average shares outstanding:			
Basic	19,000,000	500,000	
Diluted	20,160,000	500,000	

The accompanying notes are an integral part of the financial statements.

ARISE TECHNOLOGIES INC. AND ARISE TECHNOLOGIES CO., LTD
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
For the period June 28, 2004 (Inception) to December 31, 2007
(IN US$)

	Common stock		Common stock subscribed at par	Additional paid in capital	Accumulated other comprehensive (loss) gain	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount					
Common stock issued for cash, valued at 0.3013 per share	100,000	$30,126	$-	$-	$-	$-	$30,126
Foreign currency adjustment	-	-	-	-	1,130	-	1,130
Net loss	-	-	-	-	-	(1,596)	(1,596)
Balance December 31, 2004	100,000	30,126	-	-	1,130	(1,596)	29,660
Foreign currency adjustment	-	-	-	-	(216)	-	(216)
Net loss	-	-	-	-	-	(30,128)	(30,128)
Balance December 31, 2005 (Restated)	100,000	30,126	-	-	914	(31,724)	(684)
Common stock issued for cash, valued at 0.3081	400,000	123,229	-	-	-	-	123,229
Foreign currency adjustment	-	-	-	-	(356)	-	(356)
Net loss	-	-	-	-	-	(81,583)	(81,583)
Balance December 31,2006 (Restated)	500,000	153,355	-	-	558	(113,307)	40,606
Reverse merger	(500,000)	(153,355)	-	153,355	-	-	-
Shares issued for exchange, valued at $0.0001	19,000,000	1,900	-	(1,900)	-	-	-
Common stock subscribed for cash, valued at $0.80	1,117,500	-	112	893,888	-	-	894,000
Common stock subscribed for cash, valued at $1.00	42,500		4	42,496			42,500
Foreign currency adjustment	-	-	-	-	(458)	-	(458)
Net loss	-	-	-	-	-	(145,375)	(145,375)
Balance December 31, 2007 (Restated)	20,160,000	$1,900	$116	$1,087,839	$100	$(258,682)	$831,273

The accompanying notes are an integral part of the financial statements.

ARISE TECHNOLOGIES INC. AND ARISE TECHNOLOGIES CO., LTD
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)

	For the year ended December 31, Restated 2007	Restated 2006	June 28, 2004 (Inception) to December 31, 2007
Cash flows from operating activities			
Net loss	$(145,375)	$(81,583)	(258,682)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,982	861	3,866
Deferred income tax benefit	(31,445)	-	(31,445)
Loss on disposal of fixed assets	2,296	-	2,296
Changes in assets and liabilities:			
Decrease (increase) in other assets	17,977	(811)	18,378
Increase in other receivable	-	(19,981)	(19,261)
Decrease in accounts payable	1,411	-	1,411
Increase in accrued expenses	7,434	-	7,621
Decrease in other current liabilities	1,879	-	1,879
Cash flows used in operating activities	(143,841)	(101,514)	(273,937)
Cash flows from investing activities			
Sale proceed from disposal of fixed asset	231	-	231
Addition of fixed assets			(5,114)
Purchase of investment	(61,654)	-	(61,654)
Purchase of copyright	(37,320)	-	(37,320)
Net cash used in investing activities	(98,743)	-	(103,857)
Cash flows from financing activities			
Common stock subscribed	936,500	123,229	1,089,855
Financing proceeds from (repayment to) stockholders	165,349	(28,896)	165,675
Net cash provided by financing activities	1,101,849	94,333	1,255,530
Effect of exchange rate changes on cash and cash equivalents	(814)	(68)	(2,656)
Net increase (decrease) in cash and cash equivalents	858,451	(7,249)	875,080
Beginning cash and cash equivalents	16,629	23,878	-
Ending cash and cash equivalents	$875,080	$16,629	875,080
Supplemental disclosure of cash flow information:			
Cash paid for interest	-	-	
Cash paid for income taxes	-	-	

The accompanying notes are an integral part of the financial statements.

F21

ARISE TECHNOLOGIES INC. AND ARISE TECHNOLOGIES CO., LTD
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Business and Basis of Presentation

Arise Technologies Inc. ("the Corporation") was incorporated in Nevada, USA on March 7, 2007.

The Corporation and its subsidiary are devoting substantially all of its efforts to establishing business in designing, manufacturing and sales of the single chip IC in the mobile phone. The planned principal operations have commenced, but there has been no significant revenue. Currently the Corporation is devoting most of its effort to activities such as financial planning, raising capital, research and development; recruiting and training personnel and developing market.

The Corporation has limited revenue and in accordance with Statement of Financial Accounting Standards No. 7 (SFAS #7), the Corporation is considered a development stage company.

On March 7, 2007, the Corporation, a non-operating company incorporated in the State of Nevada, USA, entered into a share exchange agreement with Arise Technologies Co., Ltd. ("the Subsidiary"), a company incorporated in the Republic of China. The Corporation issued 19,000,000 shares at par value of $0.0001 per share in exchange for all the outstanding shares of the Subsidiary.

Arise Technologies Co., Ltd. ("the Subsidiary"), which was incorporated on June 28, 2004 (Inception) in the Republic of China (ROC), principally engages in designing, manufacturing and sales of the single chip IC in the mobile phone. The administration offices are located in Taipei, Taiwan.

The share exchange (see above and Note 13) between the Corporation and the Subsidiary was accounted for as the exchange of equity interests between the entities under common control. The share exchange of equity interests under common control was accounted as pooling-of-interests accordingly; the historical results of the Corporation and the Subsidiary have been restated as if the companies had been combined for all periods presented.

The consolidated financial statements of the Corporation and the Subsidiary report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for the year ended December 31, 2007 thus comprised those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.

Financial statements and financial information presented for the year ended December 31, 2006 have been restated to furnish comparative information which the financial data of previously separate entities were combined, similar to a pooling of interests. Since the Corporation was not yet incorporated in 2006, the comparative information for 2006 comprised the financial data of the Subsidiary only.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

Note 2 – Summary of Significant Accounting Policies

Basis of Consolidation – The consolidated financial statements includes the accounts of Arise Technologies Inc. and Arise Technologies Co., Ltd. in which Arise Technologies Inc. has a controlling voting interest. All significant intercompany accounts and transactions between consolidated companies have been eliminated in consolidation.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, cash on deposits and all short-term highly liquid investments purchased with remaining maturities of three months or less.

Fair Value of Financial Instruments – The carrying amount of cash, accounts receivable and accounts payable approximates fair value due to the short-term nature of these instruments.

Equipment – Equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization is eliminated from the respective amounts and any resulting gains or losses are reflected in operations. Expenditures for repairs and maintenance costs are expensed as incurred.

Income Taxes – The provision for income taxes is based on reported earnings before income taxes. Deferred taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income and determines if an accrual need to be recorded.

Revenue Recognition – Revenues are recognized in connection with sales of products when all of the conditions are met: (1) there exists evidence of an arrangement with the customer, typically consisting of a purchase order or contract; (2) products have been delivered and title and risk of loss has passed to the customer, which occurs when a product is shipped under customary terms, generally FOB shipping point; (3) the amount of revenue is fixed or determinable; and (4) Collectability is reasonably assured.

Selling costs were $252 and $0 for the year ended December 31, 2007 and 2006.
General and administrative costs were $122,002 and $8,705 for the year ended December 31, 2007 and 2006.
Research and development costs were $87,158 and $72,049 for the year ended December 31, 2007 and 2006.

Off-Balance-Sheet Risk and Concentration of Credit Risk – Financial instruments that potentially expose concentrations of credit risk primarily consist of cash and cash equivalents, investments and accounts receivable. Management believes there are no significant off-balance-sheet risks such as those associated with foreign exchange contracts, option contracts or other foreign exchange hedging arrangements. With respect to concentration of credit risk, the Corporation has cash investment policies which, among other things, limit investments to investment-grade securities. Ongoing credit evaluations of the customers are performed and allowances for potential credit losses maintained.

Note 2 – Summary of Significant Accounting Policies (continued)

Geographic Information – Product revenues for the year ended December 31, 2007 were primarily from customers based in the following country:

	Restated 2007	Restated 2006
Taiwan	$71,087	-

Investments - The Corporation classifies its investments as trading securities or available-for-sale securities based upon management's intent with regard to the investments and the nature of the underlying securities.

The Corporation's available-for-sale investments consist of common stock of private company. The Corporation's investments are carried at cost less impairment loss, with unrealized gains and losses recorded in stockholders' equity as a component of other comprehensive income/loss.

Foreign Currency – The functional currency of the foreign subsidiary is the local currency. The assets and liabilities of the subsidiary whose functional currencies are other than the U.S. dollar are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date. Income and expense items for these entities are translated using the average exchange rate for the period. Cumulative translation adjustments are included in foreign currency translation adjustment, which is reflected as a separate component of stockholders' equity.

Intangible Assets – Intangible assets with finite lives are amortized over their respective estimated useful lives. The amount of intangible assets to be amortized shall be the amount initially assigned to that asset less any residual value. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate long-lived assets as described below.

Impairment of Long-Lived Assets Other than Goodwill – Long-lived assets held and used, including intangible assets with finite lives are tested for recoverability when circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of long-lived assets is evaluated by comparing the carrying amount of an asset or asset group to management's best estimate of the undiscounted future operating cash flows expected to be generated by the asset or asset group. If these comparisons indicate that the asset or asset group is not recoverable, an impairment loss is recognized for the amount by which the carrying value of the asset or asset group exceeds fair value. Fair value is determined by quoted market price, if available, or an estimate of projected future operating cash flows, discounted using a rate that reflects the related average operating cost of funds.

Comprehensive income (loss) Comprehensive income (loss) is defined as the change in equity of a company from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) consists of cumulative translation adjustments and unrealized gain (loss) on investments and is disclosed in the consolidated statements of stockholders' equity.

ARISE TECHNOLOGIES INC. AND ARISE TECHNOLOGIES CO., LTD
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements - In December 2007, the FASB issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". This statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary, and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. The statement also requires consolidated net income to be reported and disclose on the face of the consolidated statement of income at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This Statement establishes that decreases in a parent's ownership interest in a subsidiary should be accounted for only in equity transactions. The provision of SFAS No.160 is effective beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008.

In February 2007, the FASB issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No.159 permits companies to choose to measure certain financial instruments and certain other items at fair value. This standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No.159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted.

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The transition adjustment, which is measured as the difference between the carrying amount and the fair value of those financial instruments at the date this statement is initially applied, should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year in which this statement is initially applied. The provisions of SFAS No.157 are effective for the Corporation as of January 1, 2008.

Management is currently evaluating the impact that the above statements will have on its consolidated financial statements.

Note 3 – Other Current Assets

Other current assets were comprised of the following:

	Restated 2007	Restated 2006
VAT Prepaid	$2,913	$-
Other	7	956
Total	$2,920	$956

Note 4 – Equipment

	Restated 2007	Restated 2006
Transportation equipment	$-	$5,154
Accumulated depreciation	-	(1,890)
Net	$-	$3,264

Equipment consisted of a transportation vehicle which was disposed of in 2007 for consideration of $231. The loss on the disposal of fixed assets was $2,296.

Depreciation was $710 and $861for the year ended December 31, 2007 and 2006.

Note 5 – Other assets

	Restated 2007	Restated 2006
Deferred income tax assets	$31,844	$-
Intangible assets		
At cost	37,320	-
Accumulated amortization	(1,288)	-
	$67,876	$-

The intangible assets were amortized over useful lives of the licenses granted, and amortization expense of $1,272 was recorded in the financial statements for the year ended December 31, 2007.

Note 6 – Income taxes

Components of income taxes are as follows:

	Restated 2007	Restated 2006
Loss from continuing operation and before income taxes:		
United States	$26,433	$-
Foreign	118,942	81,583
	$145,375	$81,583

Note 6 – Income taxes (cont'd)

The components of the net deferred income tax assets were as follows:

	Restated 2007	Restated 2006
Deferred income tax assets:		
Net operating loss carryforwards	$31,844	$-
Valuation allowance	-	-
	$31,844	$-

At December 31, 2007 the Company had net operating loss carry forwards for foreign income tax of approximately $232,000 that expires between 2009 and 2012.

Note 7 – Accrued expenses

	Restated 2007	Restated 2006
Salaries and overtime allowance	$6,205	$-
Others	1,413	184
	$7,618	$184

Note 8 – Other current liabilities

	Restated 2007	Restated 2006
Receipt under custody	$1,879	$-

Note 9 – Long Term Investments

	Restated 2007	Restated 2006
Unlisted common stock, at cost	$61,654	$-

As of December 31, 2007, the Corporation had $61,654 invested in Winity Technology Inc, a private company incorporated in Taiwan.

ARISE TECHNOLOGIES INC. AND ARISE TECHNOLOGIES CO., LTD
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Loss per share

Basic net (loss) per share is computed by dividing net (loss) for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net (loss) per share is computed by dividing the net loss for the period by the combination of dilutive common share equivalents, comprised of shares subscribed but not yet issued to the investors, and the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted net (loss) per share for the years indicated:

	Restated 2007	Restated 2006
Numerator:		
Net (loss) attributable to common stockholders	$(145,375)	$(81,583)
Denominator:		
Shares used in computing net (loss) per share:		
Weighted average of common shares outstanding		
Basic	19,000,000	500,000
Diluted	20,160,000	500,000
Net (loss) per share attributable to common stockholders:		
Basic	$(0.01)	$(0.16)
Diluted	$(0.01)	$(0.16)

Note 11 – Related Party Transactions

As of December 31, 2007, financing proceeds from stockholders, Mr. Shih Liang and Ms. Chieh-His Lin were $103,694 and $61,655 respectively, and are shown as current liabilities on the Balance Sheet.

The corporation provided no collateral to the parties for the above financing proceeds. These proceeds represented a non-interest bearing charge to the Corporation.

Rent paid to Ms. Cheih-His Lin was $4,931 in 2007.

Note 12 – Commitments

Rent expense for the year ended December 31, 2007 was $4,992. The Corporation has signed a one year rental agreement for its office locations in the Taiwan. The future payments for the lease in effect at December 31, 2007 were as follows:

2008	$208
2009	-
Total	$208

Note 13 – Stockholders' Equity

The Corporation is authorized to issue 500,000,000 common shares with a $0.0001 par value.

On March 7, 2007, the Corporation, a non-operating company incorporated in the State of Nevada, USA, entered into a share exchange agreement with Arise Technologies Co., Ltd. ("the Subsidiary), a company incorporated in the Republic of China. On October 2, 2007, the Corporation issued 19,000,000 shares at par value of $0.0001 per share in exchange for all of the outstanding shares of the Subsidiary.

By the agreements executed by potential investors at the end of 2007, the investors agreed to buy 1,160,000 shares in total of the corporation's $0.0001 par value common shares for $0.80 to $1.00 per share. As of December 31, 2007, cash in sum of $936,500 has been received and recorded by the Corporation as common stock subscribed at a par of $116 and additional paid in capital of $936,384. The common shares have not been issued to the investors at the date of this report.

COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

January 20, 2009

ARISE TECHNOLOGIES INC.
2F No. 285 Sec. 2, Tiding Blvd.
Neihu District, Taipei City, Taiwan, R.O.C.

Re: Registration Statement on Form S-1/A

Ladies and Gentlemen:

We have acted as special counsel to ARISE TECHNOLOGIES INC. (the “Company”) in connection with a statement on Form S-1/A (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to an aggregate of 20,000,000 shares of common stock, par value $0.0001 per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based on our examination mentioned above, we are of the opinion that the Shares being sold pursuant to the Registration Statement are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, the corporate laws of the State of Nevada and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

We hereby consent to the use of our opinion as herein set forth as an exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Prospectus forming part of the Registration Statement. In giving such consent, we do not thereby concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations thereunder or that we are "experts" within the meaning of such act, rules and regulations.

Very truly yours,

/s/ Cohen & Czarnik LLP
Cohen & Czarnik LLP

Exhibit 10.7

Statement

This statement is made regarding the loan between the following parties:

    (1) Shih Liang (the "Lender"); and
    (2) Arise Technologies Co., Ltd. (the "Borrower").

The content of the loan is as following:

1. Loan. The Lender lend the Borrower the sum of USD$86,940 by the end of September 30, 2008.

2. Interest. Both parties have agreed that the loan shall not bear interest.

3. Payment. Payment shall be discussed between both parties in accordance with the operation of the company.

4. Governing Law. This statement shall be governed by, construe and enforced in accordance with the laws of Taiwan.

Signed by the Borrower: /s/Arise Technologies Co., Ltd.

Signed by the Lender: /s/ Shih Liang

Statement

This statement is made regarding the loan between the following parties:

    (1) Chieh-His Lin (the "Lender"); and
    (2) Arise Technologies Co., Ltd. (the "Borrower").

The content of the loan is as following:

1. Loan. The Lender lend the Borrower the sum of USD$114,739 by the end of September 30, 2008.

2. Interest. Both parties have agreed that the loan shall not bear interest.

3. Payment. Payment shall be discussed between both parties in accordance with the operation of the company.

4. Governing Law. This statement shall be governed by, construe and enforced in accordance with the laws of Taiwan.

Signed by the Borrower: /s/ Arise Technologies Co., Ltd.

Signed by the Lender: /s/ Chieh-Hsi Lin

Exhibit 23.1

<u>INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT</u>

I consent to the inclusion in this Registration Statement of ARISE TECHNOLOGIES INC. (the "Company") on Form S-1, Amendment #3 (File No. 333-147613), of my report dated November 21, 2008, with respect to my audits of the consolidated financial statements of the Company as of and for the years ended December 31, 2007 and 2006 which reports appears in the Prospectus, which is part of this Registration Statement. I also consent to the reference to my Firm under the heading "Experts" in such Prospectus.

/s/ Michael F. Albanese
Michael F. Albanese, CPA
Parsippany, New Jersey
January 20, 2009